

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

Via E-mail
Arthur Parrik
President
Spelzon Corp.
Bjorksundsslingan 29 nb
Stockholm, Sweden 12431702-751-8467

     Re: **Spelzon Corp.**
            Amendment No. 2 to Registration Statement on Form S-1
            File No. 333-198338
            Filed November 21, 2014

Dear Mr. Parrick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated November 4, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the table of contents to accurately reflect the page numbers in your amended registration statement.

Management's Discussion and Analysis of Plan of Operation, page 14

2.   Please explain how your statement that "offering proceeds will be held within the U.S." is consistent with your response to prior comment 3 indicating that you will "use electronic bank wires or company checks to pay for non-U.S. based expenses." In addition, please clarify who will authorize and sign electronic bank wires and company checks from your U.S. accounts. For example, please clarify whether Mr. Parrik will be the sole signatory

on the U.S. accounts or whether you have a U.S.-based agent with access to your U.S. accounts who is authorized to sign checks on your behalf.

Business Overview, page 19

3.   We note your response to prior comment 4 regarding your software developer's oral agreement to provide a "simple conversion" from the Android platform to the IOS platform. Please revise to explain what you mean by "simple conversion" and describe the steps necessary to convert your code from the Android platform to the IOS platform and the anticipated timeline for effecting the conversion. In addition, please include a discussion of the risks involved with this process and with your reliance on a verbal agreement in this regard. For example, it is unclear whether your agreement includes sufficient testing to ensure the IOS application will operate without significant errors and whether such testing is included in your agreement filed as Exhibit 10.1.

Report of Independent Registered Public Accountant, page 30

4.   We note that the introductory paragraph of the report states that the balance sheet from March 7, 2014 (inception) to July 31, 2014 was audited. However, the balance sheet should present the balances as of a certain date (i.e., July 31, 2014). Please file a revised audit report where the first sentence of the introductory paragraph states, if true, that "We have audited the accompanying balance sheet of Spelzon Corp. (a Nevada corporation) as of July 31, 2014, and related consolidated statements of operations, stockholders' equity, and cash flows from March 7, 2014 (inception) to July 31, 2014." Similar concerns apply to the opinion paragraph. Please file a revised audit opinion where the first sentence of the opinion paragraph states, if true, that "In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of July 31, 2014, and the results of operations and cash flows of the company from March 7, 2014 (inception) to July 31, 2014." Refer to Rule 3-01(a) of Regulation S-X.

Balance Sheet, page 31

5.   The balance sheet should present the balances as of a certain date (i.e., July 31, 2014). Please replace the heading, "From Inception (March 7, 2014) through July 31, 2014" with "July 31, 2014" accordingly. Refer to Rule 3-01(a) of Regulation S-X.

Report of Independent Registered Public Accountant, page 38

6.   Please file a revised report where the first sentence of the introductory paragraph states, if true, that "We have reviewed the accompanying balance sheet of Spelzon Corp. (a Nevada corporation) as of October 31, 2014, and related consolidated statements of operations and cash flows for the 3 month period then ended and from March 7, 2014 (inception) to October 31, 2014."

Balance Sheet, page 39

7.   Please replace the heading, "From Inception (March 7, 2014) through July 31, 2014" with "July 31, 2014."

Signatures, page 48

8.   Please revise the signature block to conform to the signature requirements of Form S-1. Note that the registration statement must be signed on behalf of the registrant and separately its principal officer or officers in the capacities indicated in the Form.

Exhibit 23.2

9.   We note that the consent from your auditor refers to the company's quarterly report on Form 10-Q. Please remove this reference.

10.   The consent from your auditor related to the use of its review report on your financial statements as of and for the period ended October 31, 2014 should be filed as Exhibit 15. Please revise accordingly. Refer to Item 601(b)(15) of Regulation S-K.

11.   Please provide a currently dated consent from your auditor related to its use of the audit report on the financial statements as of and for the period ended July 31, 2014, and file as Exhibit 23. Refer to Item 601(b)(23) of Regulation S-K.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Frederick C. Bauman, Esq.